24000534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-32155

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AGES Financial Services, Ltd.

SEC Mail Processing
MAR 01 2024
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

123 Haven Street, 2nd Floor
(No. and Street)

Reading	MA	01867
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William H. McCance	781-933-6100	wmccance@tag-ages.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael J. Alessandri, CPA & Company, LLC
(Name – if individual, state last, first, and middle name)

14 Milliston Rd., PMB #130	Millis	MA	02054
(Address)	(City)	(State)	(Zip Code)

08/02/2023	7072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, William H. McCance, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AGES Financial Services, Ltd., as of 12/31 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JASON ROBERT POLAND
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires
March 31, 2028

SEC Mail Processing
MAR 01 2024
Washington, DC

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AGES Financial Services, Ltd.

Financial Statements and Supplemental Information
December 31, 2023

AGES Financial Services, Ltd.
December 31, 2023

Index

Report of Independent Registered Public Accounting Firm

To: The Board of Directors of
AGES Financial Services, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AGES Financial Services, Ltd. as of December 31, 2023, the related statements of operations, changes in equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of AGES Financial Services, Ltd., as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of AGES Financial Services, Ltd.'s management. Our responsibility is to express an opinion on AGES Financial Services, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AGES Financial Services, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of AGES Financial Services, Ltd.'s financial statements. The supplemental information is the responsibility of AGES Financial Services, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael J Alessandri, CPA + Co.

We have served as AGES Financial Services, Ltd.'s auditor since December 31, 2023.

Michael J. Alessandri, CPA & Company, LLC
February 26, 2024

AGES Financial Services, Ltd.
Statement of Financial Condition
December 31, 2023

Assets

Current assets		
Cash and cash equivalents	$	222,552
Cash, restricted		100,429
Commissions receivable, net of $0 allowance		498,532
Due from affiliates		55,362
Prepaid charges and other current assets		127,979
Total current assets		1,004,854
Property & equipment		
Furniture and equipment, at cost		134,076
Less: accumulated depreciation		(116,379)
Net property & equipment		17,697
Other assets		
Operating lease right of use asset		9,953
Security deposit		11,400
Total other assets		21,353
Total assets	$	1,043,904

Liabilities and Shareholder's Equity

Current liabilities		
Commissions & accounts payable	$	584,365
Accrued expenses		72,566
Operating lease liability- current portion		9,953
Deferred registered representative fees		108,405
Total current liabilities		775,289
Total liabilities		775,289
Shareholder's equity		
Common stock, no par value, 15,000 shares authorized, 100 shares issued and outstanding		6,500
Additional paid in capital		1,072,159
Deficit		(810,044)
Total shareholder's equity		268,615
Total liabilities and shareholder's equity	$	1,043,904

The Report of the Independent Registered Public Accounting Firm and the accompanying notes are an integral part of these financial statements.

AGES Financial Services, Ltd.
Statement of Operations
For The Year Ended December 31, 2023

Revenues:	
Commission & Brokerage Income	$ 4,564,985
M & A Advisory Fees	7,139,872
Other income	862,286
Total revenue	12,567,143
Operating expenses:	
Compensation - Registered Representatives	10,064,853
Employees compensation and benefits	850,607
Professional fees	467,778
Communications and technology	333,062
Clearance fees	287,703
Insurance	282,909
Regulatory fees	185,562
Settlements	171,778
Outside services	98,236
Occupancy expense	96,981
Travel and entertainment	37,433
Office & other expenses	31,887
Compliance meetings	19,268
Interest expense	11,027
Depreciation	9,768
Education and training	4,675
Other operating expenses	2,610
Total operating expenses	12,956,137
Other revenues & losses	
Realized loss on firm investments	(11,303)
Comprehensive loss for the year	$ (400,297)

The Report of the Independent Registered Public Accounting Firm and the accompanying notes are an integral part of these financial statements.

AGES Financial Services, Ltd.
Statement of Changes in Equity
For the Year Ended December 31, 2023

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Comprehensive Income	Total
Balance, December 31, 2022	$ 6,500	$ 747,159	$ (409,747)	$ -	$ 343,912
Capital contribution		$ 325,000			$ 325,000
Net income (loss)for year	-	-	(400,297)	-	(400,297)
Balance, December 31, 2023	$ 6,500	$ 1,072,159	$ (810,044)	$ -	$ 268,615

The Report of the Independent Registered Public Accounting Firm and the accompanying notes are an integral part of these financial statements.

AGES Financial Services, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities:		
Net income for year	$	(400,297)
Adjustments to reconcile income to net		
cash provided/(used) by operating activities:		
Depreciation		9,768
Realized loss on investments		11,303
(Increase) decrease in:		
Commissions receivable, net of $0 allowance		(146,090)
Prepaid charges and other current assets		21,168
Commissions & accounts payable		112,528
Accrued expenses		14,764
Deferred registered representative fees		(18,808)
Net cash used by operating activities		(395,664)
Cash flows from investing activities:		
Stock received in lieu of cash		(220,377)
Stock distrubuted in lieu of cash		191,240
Proceeds from sale of securities		17,835
Net cash used by investing activities		(11,302)
Cash flows from financing activities:		
Additional paid-in capital		325,000
Net cash used by financing activities		325,000
Net decrease in cash and cash equivalents		(81,966)
Cash and cash equivalents, beginning of the year		404,947
Cash and cash equivalents, end of the year (restricted cash of $100,429)	$	322,981
Non-cash financing activities:		
Amortization of operating lease right of use asset	$	46,395
Amortization of operating lease liability	$	46,395
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	11,027

The Report of the Independent Registered Public Accounting Firm and the accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Business and Summary of Accounting Policies

AGES Financial Services, Ltd. (formerly Advisory Group Equity Services, LTD.) (the Company) was formed as a Massachusetts corporation on June 25, 1984. The Company is a registered securities broker/dealer engaged in securities trading and sales, retail brokerage, and other financial services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and clears its customer accounts through StoneX Financial, Inc., SEC No. 8-51269, another broker/dealer, on a fully disclosed basis.

The Company is a wholly-owned subsidiary of TAG Group, Inc. (the parent company). The Board of Directors of the parent company has entered into negotiations to sell all its investments in this and other wholly-owned subsidiaries. Negotiations are ongoing.

Basis of accounting:

The accompanying financial statements are presented utilizing accounting principles generally accepted in the US (GAAP) on the accrual basis of accounting. Other significant accounting principles are described below.

Cash and Cash Equivalents

The Company considers deposits and short-term debt securities with ninety days or less maturities as cash and cash equivalents.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. The Company's parent has elected to file the consolidated federal and income tax returns as an S-Corporation under the Internal Revenue Code and to treat the Company as a qualified subchapter S subsidiary ("QSUB"). With this election, all income is reported by the parent company's shareholders on their individual income tax returns.

The Company adopted "Accounting for Uncertainty of Income Taxes," which prescribes comprehensive guidelines for recognizing, measuring, presenting, and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. The organization had no uncertain tax positions during the year ending December 31, 2023.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. On December 31, 2023, the Company had no balances over the FDIC-insured limit on deposits at any institution. The Company has not experienced any losses in such accounts.

The Company maintains cash balances in accounts not insured by the FDIC. On December 31, 2023, the uninsured cash balances in those accounts totaled $5,481.

Note 1 – Nature of Business and Summary of Accounting Policies (continued)

Revenue and Cost Recognition

The Company recognizes commission and brokerage income and related expenses on a settlement date basis, which is the industry standard. Accounting principles generally accepted in the United States of America require trade date presentation. Income and related expenses because of settlement date to trade date conversion are immaterial to the financial statements. M & A advisory fees include advisory, retainer, and success fees. Advisory fees are recognized over time as the related performance obligations are satisfied. Success fees are recognized at a point in time when a transaction is consummated within the terms of the agreement.

Uncollectible Commissions and Fees Receivable

Commissions receivable have been adjusted for all known uncollectible amounts. An allowance for uncollectable commissions receivable was not considered necessary as of December 31, 2023.

Furniture, Equipment, and Leasehold Improvements

Acquisitions of property and equipment are stated at cost. Any expenditure for repairs, maintenance, renewals, and betterments that enhance the valuable lives of the assets are capitalized and depreciated. Depreciation is based on accelerated and straight-line methods over the assets' estimated useful lives. The estimated useful lives of furniture and equipment are 5 to 7 years and 15 years for leasehold improvements.

Note 2 – Adoption of New Accounting Standard

On January 1, 2023, the Company adopted Accounting Standards Update (ASU) 2016-23. Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, modifies the measurement of expected credit losses on financial assets. The most significant change in the standard is the shift from the incurred loss model to the expected loss model. Under the standards, disclosures are required to provide information helpful in analyzing the Company's exposure to credit risk and measurement of credit losses. Financial assets held by the Company that are subject to Topic 326 were trade accounts receivable.

Adopting this Standard did not have a material impact on the Company's financial statements and primarily resulted in new disclosures only.

Note 3 - Fair Value Measurements

The "Fair Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. FASB ASC 820 requires disclosures of the fair values of most financial instruments for which it is practicable to estimate that value. The scope of FASB ASC 820 excludes specific financial instruments, such as trade receivables and payables, when the carrying value approximates the fair value, employee benefit obligations, and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities, which qualify as financial instruments under FASB ASC 820, approximate the carrying amounts presented in the Statement of Financial Condition.

Note 3 - Fair Value Measurements (continued)

The three levels of the fair value hierarchy under ASC 820 and its applicability to the Company are described:

- Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities the Company can assess. As required by the FASB "Fair Value Measurements and Disclosures" topic, the Company does not adjust the quoted prices for these investments even when the Company holds a significant position and a sale could reasonably impact the quoted price.

- Level 2 - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly, for substantially the full term through

- corroborations with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to those investments.

- Level 3 – Pricing inputs are unobservable inputs for the asset or liability and rely on management's assumptions about the assumptions that market participants would use to price the asset or liability. Level 3 includes investments that are supported by little or no market activity.

Note 4 – Leases

The Company has operating leases for corporate office space and specific equipment. The annual rental under the lease for corporate office space is $56,544, payable in monthly installments of $4,712. Annual rental under the lease for equipment is $5,992, payable in monthly installments of $499.

The adoption of ASU 2016-02, beginning January 1, 2019, resulted in recognizing an operating lease right of-use asset and an operating lease liability. Both are reported on the balance sheet and are initially recorded at the present value of the lease payments.

On December 31, 2023, the balance of the operating right of use asset was $9,953, reported as property and equipment on the balance sheet. December 31, 2023, the operating lease liability balance was $9,953.

The weighted average of the remaining operation lease term was three years. The weighted average discount rate for the operating lease was 7.5%.

Maturities of operating lease liabilities were as follows:

Year	Amount
2024	10,704
2025	1,997
Total	12,701
Less: present value discount	(2,748)
Lease liability at 12/31/2022	$ 9,953

Note 5 – Revenues from Contracts with Customers

Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* and subsequent related updates modified the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services.

The following provides detailed information on the recognition of revenues from contracts with customers:

Note 5 – Revenues from Contracts with Customers (continued)

Commission & Brokerage Income

The Company buys and sells securities on behalf of its customers on a fully disclosed basis. Each time a customer enters a buy or sell transaction, the Company charges a commission. The Company believes that the performance obligation is satisfied on the trade date. That is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

The Company arranges with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. Over time, the Company may receive distribution fees paid by the fund upfront upon the investor's exit from the fund (a contingent deferred sales charge) or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors, and as such, this is fulfilled on the trade date. Any fixed amounts are exercised on the trade date, and variable amounts are recognized to the extent that a significant revenue reversal will probably not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company earns revenue from participating in underwriting services as a manager or as a selling group member. The company believes that the sale of the securities is the only performance obligation in the agreements to which it is a party. The obligation is satisfied on the trade date, and the fees earned are recognized as revenue. The Company may incur costs in connection with underwriting services. Under the new guidance, the Company concluded that an underwriter acts as a principal in delivering underwriting services for the portion of the issuance that they are responsible for selling but are an agent for expenses incurred on behalf of other underwriters. In 2023, the Company presented costs for underwriting services in which it acts as a principal as expenses in the income statement.

M & A Advisory Fees

Clients are provided a full range of capital markets and financial advisory services. Capital markets include placement agent services in equity and debt markets, including private equity placements, initial public offerings, and follow-on offerings. Financial advisory services primarily consist of fees generated by economic and strategic advisory services, including investment advice, strategic advice, research, and administrative services. Capital raising revenues are recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital-raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the Statement of Income as the Company acts as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income.

Financial advisory service revenue can be fixed and variable and recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed, and success fees from merger and acquisition engagements are typically variable. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied. Retainer fees from merger and acquisition engagements are fixed fees recognized over time using a time-elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

Note 5 – Revenues from Contracts with Customers (continued)

Disaggregation of Revenue

The following tables present the Company's revenues from contracts with customers by business activity for the period ended December 31, 2023:

Revenues from contracts with customers:	
Commission & Brokerage Income	$ 4,875,495
M & A Advisory Fees – success	7,139,872
Total revenue from contracts with customers	$12,015,367

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

Information about remaining performance obligations about contracts with an original expected duration of one year or less is not disclosed. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material on December 31, 2023. M & A Advisory Fees contingent upon completion of specific milestones are also excluded as the fees are considered variable and not included in the transaction price as of December 31, 2023.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received before the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue primarily relates to retainer fees received in M & A advisory engagements. There was no deferred retainer revenue as of December 31, 2023.

Expenses associated with M & A advisory engagements are deferred only to the extent they are explicitly reimbursable by the client, and the related revenue is recognized upon completion of services. All other M & A advisory-related expenses are expensed as incurred. All M & A advisory expenses are identified within their respective expense category on the Statement of Income. Any expenses reimbursed by clients are recognized as reimbursed expense income in the Statement of Operations.

Note 6 – Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintaining a minimum net capital of $50,000 or six and two-thirds percent of "aggregated debt items," whichever is greater, as defined. As of December 31, 2023, the Company had a net capital requirement of $51,048.

To comply with this rule, the Company's ratio of aggregated indebtedness to net capital must not exceed 15 to 1. On December 31, 2023, the Company's aggregate indebtedness to net capital ratio was 11.5897 to 1.

Note 7– Insurance Premium Finance

The Company, after making a downpayment on its Securities Broker-Dealer Professional Liability Insurance Policy, financed the balance with AFCO. Eleven payments of $24,864 are required beginning January 10, 2024. The final payment is due November 10, 2024, when the balance will be fully paid. Payments include a finance charge of 9.35%.

Note 8 – Subsequent Events

Management has evaluated events and transactions occurring after the Statement of Financial Condition date through February 26, 2023, when the financial statements were available to be issued. Management has determined that no events occurring after the Statement of Financial Condition through the management review date substantially affect the amounts and disclosures in the accompanying financial statements.

AGES Financial Services, Ltd.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

December 31, 2023

Net Capital:		
Total stockholder equity qualified for net capital	$	268,615
Deduction for non-allowable assets		(201,541)
Net capital before haircuts		67,074
Less: Haircuts		(1,038)
Net capital		66,036
Minimum capital requirement		(51,048)
Excess net capital	$	14,988
Aggregate indebtedness:		
Total liabilities	$	775,289
Less operating lease liability to the extent of right of use asset		(9,953)
Aggregate indebtedness	$	765,336
Ratio of aggregate indebtedness to net capital		1158.97%
Unaudited computation of net capital	$	110,310
Audit adjustments		(44,274)
Audited computation of net capital	$	66,036

The Report of the Independent Registered Public Accounting Firm and the accompanying notes are an integral part of these financial statements.

Michael J. Alessandri, CPA & Company, LLC

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3)

To the Board of Directors
of AGES Financial Services, LTD.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AGES Financial Services, LTD. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which AGES Financial Services, LTD. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (K)(2)3 (ii) exemption provision(s) and (2) AGES Financial Services, LTD. stated that AGES Financial Services, LTD. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and /or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) did not carry accounts of or for customers.

AGES Financial Services, LTD.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AGES Financial Services, LTD.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)3(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Michael J. Alessandri, CPA & Co.

Michael J. Alessandri, CPA & Company, LLC
February 26, 2024

14 Milliston Rd., PMB #130, Millis, MA 02054 * email: MJACPALLC@Outlook.com**

AGES FINANCIAL SERVICES
MEMBER FINRA/SIPC/MSRB

444 Washington Street, Suite 407
Woburn, MA 01801
Toll Free: (866) 661-0130
Tel: (781) 933-6100
Fax: (781) 933-6101
www.agesbrokerage.com

AGES Financial Services, Ltd. - Exemption Report

AGES Financial Services, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)3 (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company) and (2) did not carry accounts of or for customers.

AGES Financial Services, Ltd.

I, William H. McCance, affirm that this Exemption Report is true and correct to the best of my knowledge and belief.

By: ______________________

President
February 26, 2024

Michael J. Alessandri, CPA & Company, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To: Board of Directors of AGES Financial Services, LTD.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended [Fiscal Year End Date] . Management of [Broker Dealer Name] (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Alessandri, CPA + Co.

Michael J. Alessandri, CPA & Company, LLC
February 26, 2024

14 Milliston Rd., PMB #130, Millis MA * email: MJACPALLC@Outlock.com**

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME AGES FINANCIAL SERVICES LTD

SEC *No.* 8-32155

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report - Statement of Income (Loss) - Code 4030)		$12,555,840.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.	$11,303.00	
h	Add lines 2a through 2g. This is your **total additions.**		$ 11.303.00
3	Add lines 1 and 2h		$12,567,143.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$2,410,997.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.	$ 551,776.00	

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 18,958.00		
c	Enter the greater of line 5a or 5b		$ 18,958.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**			$ 2,981,731.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV0722

GENERALASSESSMENTFORM

For the fiscal year ended 12/31/2023

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$9,585,412.00
8		Multiply line 7 by .0015. This is your **General Assessment.**			$14,378.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2023 SIPC-6 or 6A		$7,892.00	
11	a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 8.00		
		Any other overpayments applied	$ 0.00		
	b	All payments applied for 2023 SIPC-6 and 6A(s)	$7,884.00		
	c	Add lines 11a through 11c		$7,892.00	
12		**LESSER** of line 10 or 11d.			$7,892.00
13	a	Amount from line 8		$14,378.00	
		Amount from line 9		$ 0.00	
	b	Amount from line 12		$7,892.00	
	c	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$6,486.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.			$6.486.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-32155	DEA: FINRA	2023	Dec

MEMBER NAME AGES FINANCIAL SERVICES LTD
MAILING ADDRESS 123 HAVEN STREET STE 2
READING, MA 01867

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

[Z By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

AGES FINANCIAL SERVICES LTD
(Name of SIPC Member)

Bruce Fox
(Authorized Signatory)

2/26/2024
(Date)

bfox@tag-ages.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.